ARBUTUS BIOPHARMA CORPORATION
701 Veterans Circle
Warminster, Pennsylvania 18974

December 2, 2024

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tyler Howes

Re:    Arbutus Biopharma Corporation
    Registration Statement on Form S-3
Filed November 6, 2024
File No. 333-283038
Request for Acceleration of Effective Date

To Whom it May Concern,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Arbutus Biopharma Corporation hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 9:00 a.m., Eastern Time, on December 5, 2024, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

ARBUTUS BIOPHARMA CORPORATION

By: /s/ David C. Hastings
Name: David C. Hastings
Title: Chief Financial Officer